SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Janux Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

47103J 105

(CUSIP Number)

Jay Lichter, Ph.D.

Avalon Ventures

1134 Kline Street

La Jolla, California 92037

(858) 348-2180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon Ventures XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,071,799 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,071,799 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,071,799 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon BioVentures I, LP (“ABV I”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV SPV GP”), Avalon BioVentures GP, LLC (“ABV GP”), Kevin Kinsella (“Kinsella”), Richard Levandov (“Levandov”), Braden Bohrmann (“Bohrmann”), Jay Lichter, Ph.D (“Lichter”), Tighe Reardon (“Reardon”), Sergio G. Duron, Ph.D. (“Duron”) and Sanford J. Madigan, Ph.D. (“Madigan” and, with Avalon Ventures, ABV SPV, ABV I, Avalon XI GP, ABV SPV GP, ABV GP, Kinsella, Levandov, Bohrmann, Lichter, Reardon and Duron, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2024, as adjusted to reflect the exercise of stock options described herein and as further adjusted pursuant to SEC Rule 13d-3.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon BioVentures SPV I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,115,373 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,115,373 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,115,373 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV SPV. ABV SPV GP is the general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024, as adjusted to reflect the exercise of stock options described herein and as further adjusted pursuant to SEC Rule 13d-3.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon BioVentures I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 401,321 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 401,321 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 401,321 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024, as adjusted to reflect the exercise of stock options described herein and as further adjusted pursuant to SEC Rule 13d-3.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon Ventures XI GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,071,799 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,071,799 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,071,799 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024, as adjusted to reflect the exercise of stock options described herein and as further adjusted pursuant to SEC Rule 13d-3.

CUSIP No. 47103J 105
1.	Names of Reporting Persons ABV SPV I GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,115,373 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,115,373 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,115,373 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV SPV. ABV SPV GP is the general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024, as adjusted to reflect the exercise of stock options described herein and as further adjusted pursuant to SEC Rule 13d-3.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon BioVentures GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 401,321 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 401,321 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 401,321 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024, as adjusted to reflect the exercise of stock options described herein and as further adjusted pursuant to SEC Rule 13d-3.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Kevin Kinsella
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,071,799 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,071,799 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,071,799 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 2,071,799 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024, as adjusted to reflect the exercise of stock options described herein and as further adjusted pursuant to SEC Rule 13d-3.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Richard Levandov
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,651 shares
	8.	Shared Voting Power 2,071,799 shares (2)
	9.	Sole Dispositive Power 5,651 shares
	10.	Shared Dispositive Power 2,071,799 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,077,450 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 2,071,799 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024, as adjusted to reflect the exercise of stock options described herein and as further adjusted pursuant to SEC Rule 13d-3.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Braden Bohrmann
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,071,799 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,071,799 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,071,799 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 2,071,799 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024, as adjusted to reflect the exercise of stock options described herein and as further adjusted pursuant to SEC Rule 13d-3.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Jay Lichter, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,233 shares (2)
	8.	Shared Voting Power 4,588,493 shares (3)
	9.	Sole Dispositive Power 50,233 shares (2)
	10.	Shared Dispositive Power 4,588,493 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,638,726 shares (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 43,960 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Lichter.

(3)	Includes (i) 2,071,799 shares of Common Stock held by Avalon Ventures; (ii) 2,115,373 shares of Common Stock held by ABV SPV; and (iii) 401,321 shares of Common Stock held by ABV I. Avalon XI GP is the general partner of Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is the general partner of ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV. ABV GP is the general partner of ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(4)	This percentage is calculated based on the sum of (i) 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024; and (ii) 43,960 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options, as adjusted to reflect the exercise of stock options described herein and as further adjusted pursuant to SEC Rule 13d-3.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Tighe Reardon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 333,381 shares (2)
	8.	Shared Voting Power 2,516,694 shares (3)
	9.	Sole Dispositive Power 313,365 shares (2)
	10.	Shared Dispositive Power 2,516,694 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,850,075 shares (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 202,482 shares of Common Stock issuable upon the exercise of stock options held by Reardon that are vested or will vest within 60 days of the date of the filing of this Schedule 13D. Also includes 20,016 shares of Common Stock issuable upon early exercise of stock options held by Reardon that will not vest within 60 days of the date of the filing of this Schedule 13D, for which he is considered to have voting, but not dispositive, power.

(3)	Includes (i) 2,115,373 shares of Common Stock held by ABV SPV and (ii) 401,321 shares of Common Stock held by ABV I. ABV SPV GP is the general partner of ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV. ABV GP is the general partner of ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(4)	This percentage is calculated based on the sum of (i) 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024; and (ii) 222,498 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options, as adjusted to reflect the exercise of stock options described herein and as further adjusted pursuant to SEC Rule 13d-3.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Sergio G. Duron, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 57,874 shares
	8.	Shared Voting Power 401,321 shares (2)
	9.	Sole Dispositive Power 57,874 shares
	10.	Shared Dispositive Power 401,321 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,195 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 401,321 shares of Common Stock held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024, as adjusted to reflect the exercise of stock options described herein and as further adjusted pursuant to SEC Rule 13d-3.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Sanford Madigan, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 67,634 shares
	8.	Shared Voting Power 401,321 shares (2)
	9.	Sole Dispositive Power 67,634 shares
	10.	Shared Dispositive Power 401,321 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 468,955 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 401,321 shares of Common Stock held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024, as adjusted to reflect the exercise of stock options described herein and as further adjusted pursuant to SEC Rule 13d-3.

Explanatory Note: This Amendment No. 5 (“Amendment No. 5”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2021 and amended on November 16, 2023, March 4, 2024, June 5, 2024 and September 16, 2024 (the “Original Schedule 13D”) filed on behalf of Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon BioVentures I, LP (“ABV I”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV SPV GP”), Avalon BioVentures GP, LLC (“ABV GP”), Kevin Kinsella (“Kinsella”), Richard Levandov (“Levandov”), Braden Bohrmann (“Bohrmann”), Jay Lichter, Ph.D (“Lichter”), Tighe Reardon (“Reardon”), Sergio G. Duron, Ph.D. (“Duron”) and Sanford J. Madigan, Ph.D. (“Madigan” and, with Avalon Ventures, ABV SPV, ABV I, Avalon XI GP, ABV SPV GP, ABV GP, Kinsella, Levandov, Bohrmann, Lichter, Reardon and Duron, collectively, the “Reporting Persons”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Janux Therapeutics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

At 11:59 pm ET on October 15, 2024, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. All closing conditions were satisfied, and the transactions contemplated by the Stock Purchase Agreement were consummated, on October 18, 2024.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

(a)– (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of October 21, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (6)
Avalon Ventures (1)	2,071,799		2,071,799		2,071,799	2,071,799	4.0%
ABV SPV (2)	2,115,373		2,115,373		2,115,373	2,115,373	4.0%
ABV I (3)	401,321		401,321		401,321	401,321	0.8%
Avalon XI GP (1)			2,071,799		2,071,799	2,071,799	4.0%
ABV SPV GP (2)			2,115,373		2,115,373	2,115,373	4.0%
ABV GP (3)			401,321		401,321	401,321	0.8%
Kinsella (1)			2,071,799		2,071,799	2,071,799	4.0%
Levandov (1)	5,651	5,651	2,071,799	5,651	2,071,799	2,077,450	4.0%
Bohrmann (1)			2,071,799		2,071,799	2,071,799	4.0%
Lichter (1) (2) (3) (4)	50,233	50,233	4,588,493	50,233	4,588,493	4,638,726	8.9%
Reardon (2) (3) (5)	333,381	333,381	2,516,694	313,365	2,516,694	2,850,075	5.5%
Duron (3)	57,874	57,874	401,321	57,874	401,321	459,195	0.9%
Madigan (3)	67,634	67,634	401,321	67,634	401,321	468,955	0.9%

(1)	Includes 2,071,799 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(2)	Includes 2,115,373 shares of Common Stock held by ABV SPV. ABV SPV GP is the general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV.

(3)	Includes 401,321 shares of Common Stock held by ABV I. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(4)	Includes 43,960 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Lichter.

(5)	Includes 202,482 shares of Common Stock issuable upon the exercise of stock options held by Reardon that are vested or will vest within 60 days of the date of the filing of this Schedule 13D. Also includes 20,016 shares of Common Stock issuable upon early exercise of stock options held by Reardon that will not vest within 60 days of the date of the filing of this Schedule 13D, for which he is considered to have voting, but not dispositive, power.

(6)	This percentage is calculated based on the sum of (i) 52,164,498 shares of common stock outstanding as of August 5, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024; and (ii) shares of Common Stock issuable upon exercise of stock options, as applicable.

(c)	Schedule A sets forth all transactions with respect to the shares of Common Stock effected since the most recent amendment to this Schedule 13D by any Reporting Person and is incorporated herein by reference.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

AVALON VENTURES XI, L.P.		AVALON VENTURES XI GP LLC

By:	/s/ Tighe Reardon	By:	/s/ Tighe Reardon
	Name: Tighe Reardon		Name: Tighe Reardon
	Title: Authorized Signer		Title: Authorized Signer

AVALON BIOVENTURES SPV I, L.P.		ABV SPV I GP LLC

By:	/s/ Tighe Reardon	By:	/s/ Tighe Reardon
	Name: Tighe Reardon		Name: Tighe Reardon
	Title: Authorized Signer		Title: Authorized Signer

AVALON BIOVENTURES I, LP		AVALON BIOVENTURES GP, LLC

By:	/s/ Tighe Reardon	By:	/s/ Tighe Reardon
	Name: Tighe Reardon		Name: Tighe Reardon
	Title: Authorized Signer		Title: Authorized Signer

/s/ Kevin Kinsella		/s/ Tighe Reardon
Kevin Kinsella		Tighe Reardon

/s/ Richard Levandov		/s/ Sergio Duron
Richard Levandov		Sergio G. Duron, Ph.D.

/s/ Braden Bohrmann		/s/ Sanford Madigan
Braden Bohrmann		Sanford Madigan, Ph.D.

/s/ Jay Lichter
Jay Lichter, Ph.D.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

17

SCHEDULE A

Transaction	Reporting Person	Date	No. Shares	Weighted Average Price ($)	Low Price ($)	High Price ($)
Open Market Sale of Common Stock	Avalon Ventures	09/26/2024	49,497	$46.78	$46.50	$47.49
Open Market Sale of Common Stock	ABV I	09/26/2024	9,592	$46.78	$46.50	$47.49
Open Market Sale of Common Stock	ABV SPV	09/26/2024	50,539	$46.78	$46.50	$47.49
Open Market Sale of Common Stock	Avalon Ventures	09/26/2024	40,803	$47.77	$47.50	$48.14
Open Market Sale of Common Stock	ABV I	09/26/2024	7,908	$47.77	$47.50	$48.14
Open Market Sale of Common Stock	ABV SPV	09/26/2024	41,661	$47.77	$47.50	$48.14
Open Market Sale of Common Stock	Avalon Ventures	09/27/2024	45,894	$46.42	$46.25	$47.11
Open Market Sale of Common Stock	ABV I	09/27/2024	8,894	$46.42	$46.25	$47.11
Open Market Sale of Common Stock	ABV SPV	09/27/2024	46,861	$46.42	$46.25	$47.11
Open Market Sale of Common Stock	Avalon Ventures	09/27/2024	1,511	$47.74	$47.28	$47.97
Open Market Sale of Common Stock	ABV I	09/27/2024	293	$47.74	$47.28	$47.97
Open Market Sale of Common Stock	ABV SPV	09/27/2024	1,542	$47.74	$47.28	$47.97
Open Market Sale of Common Stock	Duron	09/27/2024	2,525	$46.24	$46.24	$46.24
Open Market Sale of Common Stock (1)	Lichter	09/27/2024	1,826	$46.19	$46.11	$46.22
Open Market Sale of Common Stock	Madigan	09/27/2024	2,952	$46.00	$46.00	$46.00
Open Market Sale of Common Stock	Reardon	09/27/2024	4,832	$46.73	$46.73	$46.73
Open Market Sale of Common Stock (2)	Reardon	09/27/2024	7,812	$45.92	$45.91	$46.16
Open Market Sale of Common Stock	Duron	09/30/2024	1,324	$46.60	$46.60	$46.60
Open Market Sale of Common Stock (3)	Lichter	09/30/2024	958	$46.24	$46.24	$46.31
Open Market Sale of Common Stock	Madigan	09/30/2024	1,548	$45.20	$45.20	$45.20
Open Market Sale of Common Stock	Reardon	09/30/2024	2,537	$46.09	$46.09	$46.09
Open Market Sale of Common Stock	Avalon Ventures	10/16/2024	60,179	$49.69	$49.50	$50.45
Open Market Sale of Common Stock	ABV I	10/16/2024	11,657	$49.69	$49.50	$50.45
Open Market Sale of Common Stock	ABV SPV	10/16/2024	61,445	$49.69	$49.50	$50.45
Open Market Sale of Common Stock	Avalon Ventures	10/16/2024	29,474	$50.61	$50.46	$51.25
Open Market Sale of Common Stock	ABV I	10/16/2024	5,710	$50.61	$50.46	$51.25
Open Market Sale of Common Stock	ABV SPV	10/16/2024	30,094	$50.61	$50.46	$51.25
Open Market Sale of Common Stock	Duron	10/16/2024	15,159	$51.19	$50.94	$51.62
Open Market Sale of Common Stock (4)	Lichter	10/16/2024	10,957	$50.80	$50.76	$51.05
Open Market Sale of Common Stock	Madigan	10/16/2024	17,725	$51.12	$50.74	$51.55
Open Market Sale of Common Stock	Reardon	10/16/2024	24,392	$51.07	$50.81	$51.53
Open Market Sale of Common Stock	Reardon	10/16/2024	4,601	$53.00	$53.00	$53.00
Open Market Sale of Common Stock (5)	Reardon	10/16/2024	35,764	$50.55	$50.00	$50.98
Open Market Sale of Common Stock (5)	Reardon	10/16/2024	12,698	$51.43	$51.04	$51.83
Open Market Sale of Common Stock	Duron	10/17/2024	2,552	$49.66	$49.66	$49.66
Open Market Sale of Common Stock (6)	Lichter	10/17/2024	1,843	$50.02	$49.97	$50.18
Open Market Sale of Common Stock	Madigan	10/17/2024	3,024	$50.50	$50.50	$50.50
Open Market Sale of Common Stock	Reardon	10/17/2024	4,784	$49.70	$49.70	$49.70
Open Market Sale of Common Stock (7)	Reardon	10/17/2024	8,158	$50.01	$50.00	$50.13
Open Market Sale of Common Stock	Avalon Ventures	10/18/2024	102,732	$50.30	$50.00	$50.86
Open Market Sale of Common Stock	ABV I	10/18/2024	19,900	$50.30	$50.00	$50.86
Open Market Sale of Common Stock	ABV SPV	10/18/2024	104,892	$50.30	$50.00	$50.86
Open Market Sale of Common Stock	Avalon Ventures	10/18/2024	15,462	$51.18	$51.00	$51.97
Open Market Sale of Common Stock	ABV I	10/18/2024	2,995	$51.18	$51.00	$51.97
Open Market Sale of Common Stock	ABV SPV	10/18/2024	15,788	$51.18	$51.00	$51.97
Private Sale of Common Stock	Avalon Ventures	10/18/2024	541,824	$44.75	$44.75	$44.75
Private Sale of Common Stock	ABV I	10/18/2024	104,957	$44.75	$44.75	$44.75
Private Sale of Common Stock	ABV SPV	10/18/2024	553,219	$44.75	$44.75	$44.75
Open Market Sale of Common Stock	Duron	10/21/2024	3,368	$49.75	$49.75	$49.75
Open Market Sale of Common Stock (8)	Lichter	10/21/2024	2,434	$49.49	$49.46	$49.49
Open Market Sale of Common Stock	Madigan	10/21/2024	3,936	$50.00	$50.00	$50.00
Open Market Sale of Common Stock	Reardon	10/21/2024	6,324	$50.25	$50.25	$50.25
Open Market Sale of Common Stock (9)	Reardon	10/21/2024	10,769	$49.43	$49.40	$49.45

18

(1)	Immediately prior to the sales, Lichter received 345, 345, 828 and 234 shares of Common Stock upon the exercise of stock options at purchase prices of $10.73, $13.22, $17.00 and $39.80, respectively, for an aggregate purchase price of $31,651.95.

(2)	Immediately prior to the sales, Reardon received 4,413, 1,260 and 2,139 shares of Common Stock upon the exercise of stock options at purchase prices of $10.59, $14.02 and $20.24, respectively, for an aggregate purchase price of $107,674.58.

(3)	Immediately prior to the sales, Lichter received 181, 181, 434 and 123 shares of Common Stock upon the exercise of stock options at purchase prices of $10.73, $13.22, $17.00 and $39.80, respectively, for an aggregate purchase price of $16,608.35.

(4)	Immediately prior to the sales, Lichter received 2,070, 2,070, 4,968 and 1,407 shares of Common Stock upon the exercise of stock options at purchase prices of $10.73, $13.22, $17.00 and $39.80, respectively, for an aggregate purchase price of $190,031.10.

(5)	Immediately prior to the sales, Reardon received 27,241, 7,921 and 13,300 shares of Common Stock upon the exercise of stock options at purchase prices of $10.59, $14.02 and $20.24, respectively, for an aggregate purchase price of $668,617.65.

(6)	Immediately prior to the sales, Lichter received 348, 348, 836 and 237 shares of Common Stock upon the exercise of stock options at purchase prices of $10.73, $13.22, $17.00 and $39.80, respectively, for an aggregate purchase price of $31,979.20.

(7)	Immediately prior to the sales, Reardon received 4,586, 1,333 and 2,239 shares of Common Stock upon the exercise of stock options at purchase prices of $10.59, $14.02 and $20.24, respectively, for an aggregate purchase price of $112,553.42.

(8)	Immediately prior to the sales, Lichter received 460, 460, 1,104 and 312 shares of Common Stock upon the exercise of stock options at purchase prices of $10.73, $13.22, $17.00 and $39.80, respectively, for an aggregate purchase price of $42,202.60.

(9)	Immediately prior to the sales, Reardon received 6,054, 1,760 and 2,955 shares of Common Stock upon the exercise of stock options at purchase prices of $10.59, $14.02 and $20.24, respectively, for an aggregate purchase price of $148,572.04.

19

Exhibit(s):

A	Joint Filing Agreement

20